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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Guarantor Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6219 NW Pine Ridge Road
                              (No. and Street)

Parkville   Missouri   64152
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marco R. Listrom   (816)221-6700
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s P.C.
                (Name – if individual, state last, first, middle name)

6310 Lamar Avenue, Suite 110, Overland Park   Kansas   66202
        (Address)   (City)   (State)   (Zip Code)

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

RECEIVED
MAR 1 2006

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

FIRST GUARANTOR SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2005

CONTENTS

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Stockholders of
First Guarantor Securities, Inc.

We have audited the accompanying statement of financial condition of **First Guarantor Securities, Inc.** as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted United States auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Guarantor Securities, Inc.** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted United States accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2006

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	8,905
Cash deposit with clearing organization		---
Receivable from clearing broker		---
Deferred income taxes		2,165
TOTAL ASSETS	$	11,070

LIABILITIES AND STOCKHOLDERS' EQUITY

IABILITIES

Accounts payable and other accrued expenses $ ---

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 500,000 shares authorized, 50,100 shares issued	50,100
Preferred stock, $25 par value, 600 shares issued	10,000
Retained earnings	26,970
Treasury stock, at cost (50,000 shares)	(76,000)
Net stockholders' equity	11,070

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 11,070

The accompanying notes are an integral part of these financial statements.

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commission	$	---
Trading account gains (losses)		---
Interest		65
Miscellaneous		3,072
Total revenues		3,137

EXPENSES

Employee compensation and benefits	---
Regulatory fees	1,599
Professional services	900
Other expenses	---
Total expenses	2,499

INCOME (LOSS) BEFORE INCOME TAXES   638

INCOME TAX PROVISION (BENEFIT)

Deferred income taxes (benefit)   ---

NET INCOME (LOSS) $ 638

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 50,100	$ 15,000	$ 26,332	$ (76,000)
Preferred stock redeemed	---	(10,000)	---	---
Preferred stock issued	---	5,000	---	---
Net income (loss)	---	---	638	---
BALANCE, END OF YEAR	$ 50,100	$ 10,000	$ 26,970	$ (76,000)

The accompanying notes are an integral part of these financial statements.

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ 638
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivables and deposits from clearing broker	10,498
Decrease in accounts payable and accrued liabilities	---
Net cash provided by operating activities	11,136

CASH FLOWS FROM INVESTING ACTIVITIES   ---

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from new preferred shares	5,000
Redemption of preferred shares	(10,000)
Net cash used by financing activities	(5,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS   6,136

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   2,769

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 8,905

The accompanying notes are an integral part of these financial statements.

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated on February 10, 1986 and started business in May 1986. The Company operates as a fully disclosed broker dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearinghouse. In December 2004 there was a recapitalization and new ownership (See note 4). It is the intent of the new ownership to continue operations in the same manner as in prior years.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

B.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2005, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amounts of cash paid for interest and taxes for the year ended December 31, 2005 are as follows:

Interest	$	---
Income taxes	$	---

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and 15 to 1 thereafter (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $8,905, which was $3,905 in excess of its required net capital of $5,000. Since the Company did not have any debt at December 31, 2005, there is no calculation of the net capital ratio.

NOTE 4   **REORGANIZATION**

In December 2005, the Company issued 100 shares of common stock to an individual with substantial experience as a Broker-Dealer and then purchased all of the outstanding stock of its remaining shareholder for $51,000.

In addition the Company created a 4% fully participating preferred stock, with a par value of $25. The Company then issued 600 shares of the preferred stock.

This change in ownership is subject to the approval of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31,
First Guarantor Securities, Inc.	2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 11,070 | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... 19 (---) | 3490 |
3. Total ownership equity qualified for Net Capital .... 11,070 | 3500 |
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... --- | 3520 |
  B. Other (deductions) or allowable credits (List) .... --- | 3525 |
5. Total capital and allowable subordinated liabilities .... $ 11,070 | 3530 |
6. Deductions and/or charges:
  A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... 17 $ 2,165 | 3540 |
  B. Secured demand note delinquency .... | 3590 |
  C. Commodity futures contracts and spot commodities –
    proprietary capital charges .... | 3600 |
  D. Other deductions and/or charges .... | 3610 | (2,165) | 3620 |
7. Other additions and/or allowable credits (List) .... | 3630 |
8. Net capital before haircuts on securities positions .... 20 $ 8,905 | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
  A. Contractual securities commitments .... $ | 3660 |
  B. Subordinated securities borrowings .... | 3670 |
  C. Trading and investment securities:
    1. Exempted securities .... 18 | 3735 |
    2. Debt securities .... | 3733 |
    3. Options .... | 3730 |
    4. Other securities .... | 3734 |
  D. Undue Concentration .... | 3650 |
  E. Other (List) .... | 3736 | (---) | 3740 |

10. Net Capital .... $ 8,905 | 3750 |

OMIT PENNIES

Note: There were no material differences noted in the computation of net capital between the audited financial statements and that of the firm's amended unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31,
First Guarantor Securities, Inc.	2005

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ -- [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 3,905 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 8,905 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ [3790]
17. Add:
    A. Drafts for immediate credit .... $ [3800]
    B. Market value of securities borrowed for which no equivalent value
        is paid or credited .... $ [3810]
    C. Other unrecorded amounts (List) .... $ [3820] $ --- [3830]
18. Total aggregate indebtedness .... $ [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % --- [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) .... $ [3880]
23. Net capital requirement (greater of line 21 or 22) .... $ [3760]
24. Excess capital (line 10 less 23) .... $ [3910]
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 .... $ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

FIRST GUARANTOR SECURITIES, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is exempt from the reserve provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

FIRST GUARANTOR SECURITIES, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2005

The Company is exempt from the possession or control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Guarantor Securities, Inc.

In planning and performing our audit of the financial statements of **First Guarantor Securities, Inc.** for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 24, 2006